Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-4 and related Prospectus of S&P Global Inc. for the offer to exchange outstanding unregistered Senior Notes due 2033 for new registered Senior Notes due 2033, and to the incorporation by reference therein of our report dated February 8, 2024, with respect to the consolidated financial statements and schedule of S&P Global Inc. and the effectiveness of internal control over financial reporting of S&P Global Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York
July 12, 2024